São Paulo, March 01, 2002 CT/FFM/315/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commissi [redacted]
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02015781

02 MAR 13 AM 8:14

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith the abstracts of the Minutes of the 1119th Meeting of the Executive Committee, held on 02.05.2002, and of the 458th Meeting of the Board of Directors, item III, held on 01.28.2002, of CESP - Companhia Energética de São Paulo, both to be published in the newspapers: *Diário Oficial do Estado* and *Gazeta Mercantil* on 03.01.2002.

Very truly yours,

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

p/ Valmir Alves Gomes
Relations with the Market Division Manager

Enclosure: 2

Rua da Consolação , 1875
01301 - 100 São Paulo - SP
Telefone PABX: (0XX11) 3234 6211
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

C.N.P.J N° 60.933.603/0001-78
NIRE - 35300011996

ABSTRACT OF THE MINUTES OF THE 1119th ORDINARY MEETING OF THE EXECUTIVE COMMITTEE

On February 15, 2002, at 8:30 a.m., the Executive Committee of the Company held a meeting in the headquarters of CESP – Companhia Energética de São Paulo, at Rua da Consolação, 1875, capital city: The members present were: Mr. Guilherme Augusto Cirne de Toledo, CEO; Mr. Vicente Kazuhiro Okazaki, CFO and Investor Relations; Mr. Iramir Barba Pacheco, Planning, Engineering and Construction Director; Mr. Silvio Roberto Areco Gomes, Generation and Transmission Director; Mr. Reinaldo José Rodriguez de Campos, Administrative Director. Mr. Daniel Antonio Salati Marcondes, the Environment Director was absent. The following persons were invited to participate in this meeting: Mr. Sérgio Augusto de Arruda Camargo, Executive Assistant to the Presidency; Mr. René Pachoalick Catherino, Assistant to the Environment Directorate and Mrs.Tânia Mara Moraes Leme de Moura, Legal Department Manager. As the legal quorum for the holding of the meeting was reached, the CEO asked the Agenda to be read, debated and voted as follows:

1. Register of the change of address in the National Roll of Juridical Persons (*CNPJ*) of the Treasury Department. Basing on the Reasons mentioned in the Report re. P/001/2002, the Executive Committee through Resolution Nr. 1112/01/1119, approved:

- The change of address of the headquarters of CESP.

CHANGE OF ADDRESS IN THE *CNPJ* Nr. 60.933.603/0001-78:

From: Rua da Consolação, 1875 – Consolação – São Paulo – SP, CEP 01301-100.

To: Alameda Ministro Rocha Azevedo, 25 – Cerqueira César – São Paulo, CEP 01410-900.

These minutes, after approved were signed by the members of the Executive Committee present. São Paulo, February 15, 2002.

I declare that the present part of the Minutes of the 1119th Ordinary Meeting of the Executive Committe held on 02.15.2002 is in accordance with the original drawn up in proper book. São Paulo, February 15, 2002. Guilherme Augusto Cirne de Toledo, CEO. Paulo Enéas Pimentel Braga, Secretary of the Company – OAB/SP-73453. Secretariat of Justice and Citizenship Defense. Board of Trade of the State of São Paulo. I certify this registration under nr. 36.442/02-1 on February 25, 2002. José Darkiman Trigo, Secretary General.

I authorize the publication of the above mentioned text in the newspapers *Diário Oficial do Estado* and *Gazeta Mercantil* (regional edition) on March 01, 2002.

(s)Paulo Enéas Pimentel Braga
Secretary of the Company

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 458th MEETING OF THE BOARD OF DIRECTORS

On January 28, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, as provided for in Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmembers Carlos Pedro Jens and Nelson Vieira Barreira... Following, the President of the Board of Directors passed on to **item III** of the agenda, "**8th Issue of CTEE´s – R$250,020,000.00** requesting the Chief Executive Officer of CESP, Mr. Guilherme Augusto Cirne de Toledo, and the CFO and Investor Relations, Mr. Vicente Kazuhiro Okazaki, to submit the matter basing on the Board of Directors Resolution No. 1004/14/1116, of 01.17.2002... For this purpose, the Company will make a quotation in the market to choose an institution that will coordinate the present issue, according to the conditions below:

CTEE´s

Amount of Issue:	R$ 250,020,000.00;
Put	R$ 250,020,000.00 through a public auction at BM&F, cash payment in domestic currency
Date of Issue:	03.01.2002;
Term (maturity):	48 (forty-eight) months, as from the issuing date;
Series:	18 (eighteen) series;
Quantity:	25,002 CTEEs, divided into 18 series of 1,389 notes;
Payment:	Consecutive, successive and monthly paid;
Unit Value:	R$ 10,000.00;
Remuneration:	CDI + 2%a.a., basis 252 days;
Grace period:	30 (thirty) months, as from the issuing date;
Maturity of each series:	Consecutive and monthly paid as from the end of grace period;

Other conditions will be obligatorily mentioned in the Deed of Indenture.

Costs	All costs regarding the issues shall be under the responsibility of CESP, such as: publication of notices, minutes and calls, filing with CVM and CETIP, auction in BM&F, Board of Trade, preparation of folders, expenses with notaries, Legal Advisory, Depositary and Liquidator Bank, Rating Agency, if necessary. Such costs shall be estimated after the definition of the institution that will coordinate the put process in CVM – Securities Commission.

Put the matter to vote, it resulted unanimously approved.

These minutes, after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, José Alexandre Nogueira de Resende, Lívio Antonio Giosa, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Mauro Bragato, Miguel Carlos Fontoura da Silva Kozma, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, January 28, 2002.

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors